128

05013632

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Velcro Industries N V

*CURRENT ADDRESS

PROCESSED

**FORMER NAME JAN 03 2006

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 145 FISCAL YEAR 9-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 1/3/06

82-145

RECEIVED
2005 DEC 28 A 10:34
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

VELCRO®

AR/S
9-30-05

VELCRO INDUSTRIES N. V.

ANNUAL REPORT 2005

VELCRO INDUSTRIES N.V. ANNUAL REPORT 2005

2005 HIGHLIGHTS

Year ended September 30 (in US dollars)	2005	2004
Sales	281,355,000	278,174,000 *
Operating Earnings	27,677,000	29,875,000
Investment Income	9,940,000	9,930,000
Earnings Before Income Taxes	37,717,000	39,528,000
Net Earnings	27,254,000	27,552,000
Per Share	.91	.92
Total Equity	328,232,000	299,978,000
Per Share	10.93	9.99

* The prior year amount reflects the reclassification of freight costs in accordance with IFRS interpretations.

REPORT TO SHAREHOLDERS

2005 SALES AND FINANCIAL RESULTS

Sales for the year were $281,355,000, which was an increase of 1% over 2004. Sales for the fourth quarter were $72,097,000, a decrease of 2% from the corresponding period for 2004. Operating earnings for the year were $27,677,000, a decrease of 7% from 2004. Operating earnings for the fourth quarter were $8,447,000, a decrease of 19% from the comparable period last year.

The Company's modest sales growth for the year, despite increased pricing pressures and worldwide economic uncertainties, reflects the continued strong demand for our products. Operating earnings were negatively impacted by increases in energy and raw material costs and certain restructuring expenses.

Investment income, which includes realized gains and losses on the investment portfolio, totaled $9,940,000 for 2005, up from $9,930,000 in 2004. For the fourth quarter, investment income was $2,015,000, compared to investment income of $1,062,000 for the comparable period in 2004.

Net earnings for the year were $27,254,000, a 1% decrease from last year and equivalent to $.91 per share. For the fourth quarter, net earnings were $7,948,000, an increase of 23% over the corresponding period for 2004, and equivalent to $.27 per share.

OPERATIONS

During 2005, the Company completed the relocation of several manufacturing functions to more cost effective facilities. The Company also moved ahead with its programs to discontinue certain low profit margin business and to restructure and strengthen the sales and marketing organization.

As part of its ongoing cost containment efforts, the Company has downsized certain of its operations and functions, and selectively reduced overhead staffing.

To satisfy current and anticipated demand, and to remain competitive in the marketplace, the Company continually reviews its capacity expansion opportunities. Accordingly, the manufacturing capacity in our China facility was significantly increased during 2005.

The Company continues to improve its products and processes, and to pursue profitable growth opportunities through new products, new applications and increased market penetration.

DIVIDENDS

We continue our policy to review dividend distribution to shareholders at the close of each fiscal year, based on the performance of the Company and the internal needs for funds for the development of the business. In accordance with this policy, your Board of Directors has elected to declare a dividend of $0.30 per common share payable on February 10, 2006 to shareholders of record as of January 10, 2006.

OUTLOOK

We anticipate facing many challenges in 2006. These challenges include economic uncertainties, high energy costs, and escalating raw material prices. However, we remain confident that in spite of these adverse conditions, and intense competitive pressures in most market segments, the Company will grow its business on the strength of its products, its brand name, its people and its ability to develop new products, markets and applications.

The Board of Directors expresses its sincerest gratitude to all of our employees. Their dedication and efforts are essential to the Company's continued success.

For the Board of Directors

Robert W. H. Cripps
Chairman

A. John Holton
Deputy Chairman

November 17, 2005

CONSOLIDATED BALANCE SHEET

AT SEPTEMBER 30, 2005 VELCRO INDUSTRIES N.V. AND SUBSIDIARY COMPANIES

Refer to Note		2005 US$'000	2004 US$'000
	CURRENT ASSETS:		
	Cash	15,280	9,719
	Cash equivalents	11,851	10,951
	Accounts receivable - trade	40,892	41,135
2	Inventories	49,848	46,509
	Prepaid income taxes	1,225	541
	Other receivables and prepaid expenses	5,126	3,633
		124,222	112,488
	CURRENT LIABILITIES:		
	Bank loans	4,026	3,623
	Accounts payable - trade	15,555	16,688
	Other payables and accrued expenses	17,041	15,944
	Income taxes payable	7,951	8,611
		44,573	44,866
	NET CURRENT ASSETS	79,649	67,622
	NON CURRENT ASSETS:		
4	Property, plant and equipment, net	91,955	97,551
5	Intangible assets, net	97	125
6	Marketable securities	155,566	141,438
3	Deferred tax assets	878	869
9	Prepaid pension cost	4,214	5,529
		252,710	245,512
	NON CURRENT LIABILITIES:		
7	Notes payable	2,000	11,000
	Other liabilities	1,153	1,117
3	Deferred tax liabilities	974	1,039
		4,127	13,156
	NET ASSETS	328,232	299,978
	EQUITY ACCOUNTS:		
	Capital stock	20,389	20,389
	Capital in excess of par value	2,901	2,901
	Retained earnings	272,706	254,464
	Revaluation reserve - marketable securities	31,004	21,087
	Cumulative translation adjustment	8,297	8,202
		335,297	307,043
	LESS: Treasury shares	7,065	7,065
	TOTAL EQUITY	328,232	299,978

The notes to the consolidated financial statements are an integral part hereof.

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED SEPTEMBER 30, 2005

VELCRO INDUSTRIES N.V. AND SUBSIDIARY COMPANIES

Refer to Note		2005 US$'000	2004 US$'000
1a	Sales	281,355	278,174 *
	Cost of Sales	198,625	190,905 *
	Gross Profit	82,730	87,269
	Selling Expenses	27,635	28,274
	Administrative Expenses	27,418	29,120
	Operating Earnings	27,677	29,875
	Royalties and Other Income	486	478
	Interest Expense	(386)	(755)
	Investment Income:		
	Interest Income	3,251	2,448
	Other Investment Income	6,689	7,482
	Earnings before Income Taxes	37,717	39,528
3	Income Tax Expense	10,463	11,984
	Earnings after Income Taxes	27,254	27,544
	Loss Applicable to Minority Shareholders	-	8
	NET EARNINGS	27,254	27,552
	BASIC AND DILUTED EARNINGS PER SHARE (in US$1)	.91	.92
	DIVIDENDS PER SHARE (in US$1)	.30	.30
	AVERAGE NUMBER OF SHARES OUTSTANDING	30,040,490	30,040,490

* *The prior year amounts reflect the reclassification of freight costs in accordance with IFRS interpretations.*

The notes to the consolidated financial statements are an integral part hereof.

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED SEPTEMBER 30, 2005 — VELCRO INDUSTRIES N.V. AND SUBSIDIARY COMPANIES

	2005	2004
	US$'000	US$'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Earnings before income taxes	37,717	39,528
Adjustments for:		
Depreciation	16,620	17,801
Amortization of intangible assets	28	458
Losses on disposals of property, plant and equipment	336	141
Pension expense	2,208	1,819
Effect of exchange rate changes	(207)	1,670
Investment income	(9,940)	(9,930)
Interest expense	386	755
Income on purchase of minority interest	-	(46)
Operating profit before working capital changes	47,148	52,196
Decrease (increase) in accounts receivable - trade	243	(3,657)
Increase in inventories	(3,339)	(2,846)
Decrease (increase) in other receivables and prepaid expenses	(1,493)	246
Increase (decrease) in accounts payable - trade	(1,133)	487
Increase in other payables and accrued expenses	1,134	374
Cash generated from operations	42,560	46,800
Pension contributions	(893)	(702)
Interest paid	(387)	(766)
Income and withholding taxes paid	(11,488)	(10,424)
Net cash from operating activities	29,792	34,908
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investment in marketable securities	2,187	(433)
Purchases of property, plant and equipment	(11,979)	(10,333)
Proceeds from sales of property, plant and equipment	921	78
Purchase of intellectual property	-	(140)
Purchase of minority interest	-	(330)
Interest received	3,251	2,448
Dividends received	291	212
Income and withholding taxes paid	(393)	(238)
Net cash from investment activities	(5,722)	(8,736)
CASH FLOWS FROM FINANCING ACTIVITIES		
Decrease in borrowings	(8,597)	(16,890)
Dividends paid	(9,012)	(9,012)
Net cash from financing activities	(17,609)	(25,902)
Net increase in cash and cash equivalents	6,461	270
Cash and cash equivalents at beginning of period	20,670	20,400
Cash and cash equivalents at end of period	27,131	20,670

The notes to the consolidated financial statements are an integral part hereof.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY ACCOUNTS

FOR THE YEAR ENDED SEPTEMBER 30, 2005

VELCRO INDUSTRIES N.V. AND SUBSIDIARY COMPANIES

	Capital Stock US$'000	Treasury Stock US$'000	Capital in Excess of Par Value US$'000	Retained Earnings US$'000	Revaluation Reserve US$'000	Cumulative Translation Adjustment US$'000	Total US$'000
Balance at October 1, 2003	20,389	(7,065)	2,901	235,924	17,066	3,935	273,150
Activity during 2004							
Net earnings				27,552			27,552
Net increase in fair value of marketable securities					11,537		11,537
Net gains on sales of marketable securities					(7,516)		(7,516)
Foreign exchange translation differences						4,267	4,267
Dividends paid				(9,012)			(9,012)
Balance at September 30, 2004	20,389	(7,065)	2,901	254,464	21,087	8,202	299,978
Activity during 2005							
Net earnings				27,254			27,254
Net increase in fair value of marketable securities					16,315		16,315
Net gains on sales of marketable securities					(6,398)		(6,398)
Foreign exchange translation differences						95	95
Dividends paid				(9,012)			(9,012)
Balance at September 30, 2005	20,389	(7,065)	2,901	272,706	31,004	8,297	328,232

The following is a reconciliation of Common Shares outstanding

	Number of Issued and Fully Paid Shares		
	Issued	Treasury	Outstanding
Balance at October 1, 2003	30,798,441	757,951	30,040,490
Activity during 2004:	--	--	--
Balance at September 30, 2004	30,798,441	757,951	30,040,490
Activity during 2005:	--	--	--
Balance at September 30, 2005	30,798,441	757,951	30,040,490

The notes to the consolidated financial statements are an integral part hereof.

General

Velcro Industries N.V. is incorporated and domiciled in Curaçao, Netherlands Antilles as a Naamloze Vennootschap (Public Limited Liability Company). The Company acts as the holding company of the Velcro companies, which are primarily involved in the manufacturing and sales of VELCRO® and TEXACRO® brand fasteners, ULTRA-MATE® brand hook fasteners, and ONE-WRAP® brand straps throughout the world.

1. Summary of Accounting Policies

a. Accounting Standards

The Financial Statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) and its interpretations as adopted by the International Accounting Standards Board.

In accordance with recent IFRS interpretations, effective October 1, 2004, the Company classifies freight costs incurred for shipments of products to customers in cost of sales. Previously, these costs were recorded as a reduction in sales. These freight costs totaled $4,895,000 and $4,676,000 for the years ended September 30, 2005 and September 30, 2004, respectively. The prior year's comparative amounts have been reclassified to conform to this classification.

b. Consolidation

The consolidation includes the accounts of Velcro Industries N.V. and its majority owned subsidiaries. Intercompany accounts and transactions have been eliminated. Minority interests in the equity and their interests in the income of the Subsidiary Companies are shown as separate items in the consolidated financial statements. Companies being consolidated are disclosed on page 20 titled DIRECTORS, OFFICERS AND COMPANIES.

c. Foreign Currency

Based on the Company's worldwide activities, the reporting currency is US Dollars. Assets and liabilities denominated in other currencies have been translated using exchange rates prevailing at September 30, and income and expenses using the average exchange rate prevailing throughout the year.

Currency translation gains and losses on foreign subsidiaries have been recorded directly in the Equity Accounts as cumulative translation adjustments and will only be included in income when they are realized.

Transactions in currencies other than US Dollars are converted at the rate of exchange prevailing at the transaction date. At the balance sheet date, foreign currency monetary assets and liabilities are converted at the rate of exchange prevailing at that date. Resulting exchange differences are recognized in income for the year.

d. Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and short term money market instruments held for purposes of meeting short-term cash commitments.

e. Intangibles

Goodwill, which is the excess of the cost of a business combination over the acquired interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, is recorded as an asset at the time of acquisition. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. After initial recognition, goodwill is measured at cost less accumulated impairment losses.

The acquisition costs of other intangible assets, such as patents, licenses, trademarks and other intangibles are recorded as an asset and amortized over their useful lives. These balances are reviewed at least annually, to determine if there is an indication of impairment.

Expenditures on research activities are charged to income as incurred.

Expenditures on development activities are capitalized if the new or substantially improved product or process is technically and commercially feasible and there are sufficient resources to complete the development. Capitalized development expenditures are stated at cost and amortized over their useful lives. The balance is reviewed at least annually, to determine if there is an indication of impairment. Other development expenditures are charged to income as incurred.

f. Property, Plant and Equipment

Property, plant and equipment are stated at cost less depreciation computed primarily by the straight line method based upon the estimated useful life of the assets and taking into account any impairment losses in the value of the assets. These asset values are reviewed at least annually, to determine if there is an indication of impairment. In countries where accelerated depreciation is permitted for tax purposes, the tax deferral is charged to income.

When property, plant or equipment are retired or sold, their cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in income.

The rates used for calculating depreciation are:

Buildings and improvements	2.5%
Machinery and equipment	14% to 20%
Office furniture and equipment	20%
Leasehold improvements	term of the lease

Property, plant and equipment held for sale are stated at the lower of carrying amount or fair value less cost to sell, and are no longer depreciated. Property, plant and equipment are classified as held for sale if the carrying amount of the asset will be recovered principally through a sale transaction rather than through continuing use. These assets are separately disclosed.

g. Marketable Securities

The marketable securities in the Company's investment portfolio are classified as available-for-sale assets. These assets are initially recorded at cost, as of the trade date, and remeasured at fair value as of each reporting date. Gains and losses on the remeasurement to fair value are recognized as an equity adjustment. When marketable securities are sold, the cumulative gain or loss previously recognized in equity is included in income for the period. Fair values are determined from published price quotations of active securities markets. These assets are held for the long-term needs of the business and are presented as non-current assets. These asset values are reviewed at least annually, to determine if there is objective evidence of impairment. In the event of impairment, the cumulative unrecognized loss is removed from equity and charged to income for the period.

h. Inventories

Raw materials, work in process and finished goods are valued at the lower of cost, on a first-in first-out basis, or estimated net realizable value. Work in process and finished goods include all direct expenditures to prepare inventory for sale including attributable overhead.

i. Employee Benefits

Certain Subsidiary Companies have defined contribution retirement plans for the majority of their employees. These benefits are provided through separate funding arrangements. Contributions are charged against income as they are made.

Certain Subsidiary Companies have defined benefit pension plans for the majority of their employees. These benefits are provided through separate funding arrangements. The recognized amount in the balance sheet is determined as the present value of the defined benefit obligation adjusted for the unrecognized actuarial gains and losses and less any past service costs not yet recognized and the fair value of any plan assets. The recognition of actuarial gains and losses is determined separately for each defined benefit plan. To the extent that any cumulative unrecognized actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognized in the income statement over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognized. The present value of the defined benefit obligations and the related service costs are calculated by a qualified actuary using the projected unit credit method. The amount charged to the income statement consists of current service cost, interest cost, the expected return on assets and amortization of actuarial gains and losses.

j. Other Assets and Liabilities

The assets and liabilities not mentioned above are stated at face value less such provisions as deemed appropriate.

k. Treasury Shares

Treasury shares are valued at cost.

l. Revenue Recognition

In relation to the sale of goods, revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, and no significant uncertainties remain regarding the entitlement to the consideration, associated costs or the possible return of goods.

Interest income, royalty income and other income are recognized on an accrual basis when it is probable that the economic benefits associated with the transaction will flow to the Company and the revenue can be measured reliably.

m. Taxes

Tax expense is calculated on earnings before income taxes, adjusted for permanent differences between taxable and accounting income. The tax effect of timing differences, arising from items recognized in different periods for income tax and accounting purposes, are carried in the balance sheet as deferred tax assets or liabilities. Such deferred tax balances are calculated using the liability method taking into account the estimated tax that will be paid or recovered when the timing differences reverse.

Deferred tax assets not related to tax loss carryforwards are only recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. Deferred tax assets arising from tax losses yet to be recovered are only recognized to the extent that it is probable that future taxable profits will be available to allow the benefit of the tax loss to be realized.

Taxes on income earned by subsidiaries in various countries have been accrued and are being paid in accordance with the laws of each country. As it is not anticipated that the Company will liquidate undistributed earnings of Subsidiary Companies, no provisions have been made for withholding and income taxes on such dividends which may be paid in the future by Subsidiary Companies.

Income tax is recognized in the income statement except to the extent that it relates to an item recognized directly within shareholders' equity, in which case the related tax effect is also recognized within shareholders' equity.

The Company has netted its deferred tax assets and liabilities for each tax jurisdiction.

n. Segment Reporting

The Company reports its primary segment information based on its two business segments, the manufacturing and sales segment and investments. Investments encompass the performance of the Company's investment portfolio. Secondary segment information is reported by geographic region.

Segment results include revenue and expenses directly attributable to a segment and the relevant portion of enterprise revenue and expenses that can be allocated on a reasonable basis to a segment. Segment results are determined before any adjustments for minority interest.

Segment assets and liabilities comprise those assets and liabilities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis.

Capital expenditures represent the total costs incurred during the period to acquire or construct property, plant and equipment.

o. Operating Leases

Payments made under operating leases are recognized as expenses on a straight line basis over the term of the lease.

p. Interest Costs

Interest costs are charged to income in the period incurred.

q. Impairment

The carrying amounts of assets, other than cash, receivables, inventories, pension assets and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

r. Provisions

A provision is recognized in the balance sheet when a legal or constructive obligation exists as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

s. Risk Management

Exposure to credit, interest rate, market and currency risk arises in the normal course of the Company's business. The Company monitors these risks on a continuing basis. The Company generally does not enter into hedging arrangements.

t. Use of Estimates and Assumptions

When preparing the financial statements, management makes estimates and assumptions. Actual results may differ from these estimates and assumptions.

2. Inventories

	2005 US$'000	2004 US$'000
Raw materials	14,424	14,151
Work in process	12,711	10,435
Finished goods	22,713	21,923
	49,848	46,509

3. Taxes

The Company's consolidated applicable tax rate represents the weighted average of the statutory corporate income tax rates, which range between 0% and 40% in the tax jurisdictions in which the Company and its Subsidiaries operate. The weighted average rates for 2005 and 2004 were 23% and 24%, respectively. The following is a reconciliation of income taxes calculated at the consolidated applicable tax rate with income tax expense.

	2005 US$'000	2004 US$'000
Earnings before income taxes	37,717	39,528
Tax at the applicable tax rate:	8,724	9,578
Withholding taxes	2,806	2,456
Release of prior year tax accruals	(1,365)	(399)
Effect of not recording deferred tax assets on operating losses of subsidiaries	22	16
Other local taxes	131	151
Other	145	182
	10,463	11,984

	2005 US$'000	2004 US$'000
Major components of tax expense		
Current tax expense	10,534	11,977
Deferred tax expense	86	197
Deferred tax income	(157)	(190)
Income tax expense	10,463	11,984

Subsidiaries of the Company have accumulated unrecognized tax losses of approximately US$384,000, which are available to offset future taxable income of those subsidiaries.

The accumulated tax losses expire as follows:

Year of expiration	US$'000
2010	384

Temporary differences which give rise to deferred tax assets and liabilities are as follows:

	2005 US$'000	2004 US$'000
Deferred tax assets:		
Pension plans	248	77
Employee benefits & insurance	967	1,126
Differences for tax treatment of inventory	1,163	1,232
Differences in depreciation for tax purposes	1,428	1,279
Other	669	436
	4,475	4,150
Deferred tax liabilities:		
Differences in depreciation for tax purposes	2,963	2,175
Pension plans	1,608	2,145
	4,571	4,320
Net deferred tax liabilities	(96)	(170)
Reconciliation to Balance Sheet:		
Deferred tax assets	878	869
Deferred tax liabilities	974	1,039
Net deferred tax liabilities	(96)	(170)

4. Property, Plant and Equipment

	Buildings & Improvements US$'000	Machinery & Equipment US$'000	Office Furniture & Equipment US$'000	Leasehold Improvements US$'000	Land US$'000	Under Construction US$'000	Total US$'000
Cost							
Balance at October 1, 2004	68,945	146,499	13,594	197	4,673	1,293	235,201
Effect of movements in foreign exchange	354	186	78	(37)	(68)		513
Transfer of assets under construction	859	2,800	231			(3,890)	
Acquisitions	81	5,230	764			5,904	11,979
Disposals	(1,461)	(1,718)	(542)				(3,721)
Balance at September 30, 2005	68,778	152,997	14,125	160	4,605	3,307	243,972

	Buildings & Improvements US$'000	Machinery & Equipment US$'000	Office Furniture & Equipment US$'000	Leasehold Improvements US$'000	Land US$'000	Under Construction US$'000	Total US$'000
Accumulated Depreciation							
Balance at October 1, 2004	19,267	107,380	10,852	151	-	-	137,650
Effect of movements in foreign exchange	156	24	66	(35)	-	-	211
Depreciation charge for the year	2,552	12,672	1,383	13	-	-	16,620
Disposals	(423)	(1,541)	(500)	--	-	-	(2,464)
Balance at September 30, 2005	21,552	118,535	11,801	129			152,017

	Buildings & Improvements US$'000	Machinery & Equipment US$'000	Office Furniture & Equipment US$'000	Leasehold Improvements US$'000	Land US$'000	Under Construction US$'000	Total US$'000
Carrying amount							
At October 1, 2004	49,678	39,119	2,742	46	4,673	1,293	97,551
At September 30, 2005	47,226	34,462	2,324	31	4,605	3,307	91,955

Depreciation Charge

The depreciation charge for the year is included in the income statement as follows:

	2005 US$'000	2004 US$'000
Cost of sales	15,261	16,273
Selling expenses	364	500
Administrative expenses	995	1,028
	16,620	17,801

5. Intangible Assets

	Patents US$'000
Cost	
Balance at October 1, 2004	140
Activity during 2005:	
Acquisition	-
Foreign exchange effect	-
Balance at September 30, 2005	140
Accumulated Amortization	
Balance at October 1, 2004	(15)
Activity during 2005:	
Amortization charge	(28)
Foreign exchange effect	-
Balance at September 30, 2005	(43)

	Patents
	US$'000
Carrying Amount	
At October 1, 2004	125
At September 30, 2005	97

Amortization Charge

The amortization charge, which is based on five years, is included in administrative expenses in the income statement.

6. Marketable Securities

The investment portfolio is comprised of the following marketable securities at September 30.

	2005		2004	
	Cost	Market Value	Cost	Market Value
	US$'000	US$'000	US$'000	US$'000
Bonds maturing within five years	22,226	22,309	26,371	27,046
Bonds maturing over five years	2,947	2,947	2,488	2,521
Common and preferred stock	89,389	119,393	81,492	101,906
Other funds	10,000	10,917	10,000	9,965
	124,562	155,566	120,351	141,438

The table below presents realized gains (losses) in marketable securities at September 30.

	2005			2004		
	Gains	Losses	Net	Gains	Losses	Net
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Bonds	193	(14)	179	517	(3)	514
Common and preferred stock	6,775	(556)	6,219	8,757	(1,755)	7,002
	6,968	(570)	6,398	9,274	(1,758)	7,516

These realized gains and losses were included in other investment income.

Write downs for impairment of marketable securities were $153,000 and $246,000 in 2005 and 2004, respectively, which were included in other investment income.

7. Long-Term Liabilities

The notes payable primarily represent annually renewable borrowing arrangements, with financial institutions, bearing interest at short-term rates and have average interest rates of 3.0% and 2.2% at September 30, 2005 and 2004, respectively. The fair value is not expected to differ significantly from the carrying amount. All of the notes are due within 5 years.

8. Commitments and Contingent Liabilities

The Company and its subsidiaries have commitments for the following minimum lease payments under non-cancellable operating leases:

	2005 US$'000	2004 US$'000
Not later than one year	1,078	1,229
Between one and five years	1,975	2,338
	3,053	3,567

Total rental expense for all operating leases was US$1,348,000 in 2005 and US$1,258,000 in 2004.

At September 30, 2005, certain Subsidiary Companies had commitments totaling approximately US$779,000 for the purchase or construction of property, plant and equipment.

The Company's subsidiaries are subject to various tax regimes. Tax rates and regulations are often complex and subject to interpretation. In connection with a tax audit being conducted by the local tax authorities in Canada, a dispute has arisen between the Company's Canadian subsidiary and the local tax authorities concerning the interpretation and application of certain Canadian withholding tax rules. Although the outcome of this dispute and its possible financial impact, if any, cannot be reliably estimated, management believes, based on the information currently available, that the resolution of this dispute will not have a material adverse effect on the financial condition of the Company.

9. Employee Benefits

Certain Subsidiary companies have defined contribution retirement plans which cover substantially all of their employees. The expenses of these plans were approximately US$660,000 and US$644,000 for the years ended September 30, 2005 and 2004, respectively. The assets of these plans are held in separate trust administered funds.

Certain Subsidiary companies have defined benefit pension plans which cover substantially all of their employees. The expenses for these plans were approximately US$2,208,000 and US$1,819,000 for the years ended September 30, 2005 and 2004, respectively. The assets of the plans are held in separate trust administered funds.

For the defined benefit pension plans, actuarial valuations are obtained from independent actuaries. The following are the results of the most recent valuations which were carried out at September 30, 2005:

At year end, the defined benefit obligation can be specified as follows:

	2005 US$'000	2004 US$'000
Present value of funded obligation	51,360	41,313
Fair value of plan assets	(38,926)	(35,333)
Unrecognized actuarial losses	(16,648)	(11,509)
Net asset at year end	(4,214)	(5,529)

Movements in the net asset recognized in the balance sheet are as follows:

	2005 US$'000	2004 US$'000
Net asset at the beginning of the year	(5,529)	(6,646)
Pension expense	2,208	1,819
Contributions	(893)	(702)
Net asset at year end	(4,214)	(5,529)

The amounts recognized in the income statement are as follows:

	2005 US$'000	2004 US$'000
Current service costs	1,865	1,674
Interest on obligations	2,555	2,315
Expected return on plan assets	(2,931)	(2,760)
Amortization of transition assets	-	(37)
Amortization of prior service costs	65	36
Amortization of unrecognized actuarial (gains) and losses	654	591
Pension Expense	2,208	1,819
Actual return on plan assets	3,861	3,152

Weighted average assumptions:

	2005	2004
Long term expected return on plan assets	7.9%	8.3%
Compensation increases	4.0%	4.0%
Discount rate	5.47%	6.25%

Pension expense

The pension expense for the year is included in the income statement as follows:

	2005 US$'000	2004 US$'000
Cost of sales	1,342	1,105
Selling expenses	417	372
Administrative expenses	449	342
	2,208	1,819

10. Remuneration of Directors and Officers of Velcro Industries N.V.

	2005 US$'000	2004 US$'000
Directors fees	273	266
Remuneration of directors or officers	1,737	4,944

In addition to the remuneration shown above, there has been charged a total of US$20,000 for 2005 and 2004 in respect to fees for professional services by firms in which directors are members, directors or partners.

11. Segment Information

For management purposes, the Company is organized on a world-wide basis into two business segments, manufacturing and sales and investments. Segment assets do not include income taxes payable and deferred tax assets and liabilities. Business segment information is summarized as follows:

	Manufacturing & Sales		Investments		Total	
	2005	2004	2005	2004	2005	2004
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Segment revenue:						
External sales	281,355	278,174			281,355	278,174
Investment income			9,940	9,930	9,940	9,930
Segment results	28,568	30,773	9,535	9,510	38,103	40,283
Interest expense					(386)	(755)
Income tax expense					(10,463)	(11,984)
Minority interest					-	8
Net earnings					27,254	27,552
Other information:						
Segment assets	206,379	203,764	168,450	152,826	374,829	356,590
Segment liabilities	39,708	48,269	67	103	39,775	48,372
Capital expenditures	11,979	10,333			11,979	10,333
Depreciation and amortization	16,648	18,259			16,648	18,259

In addition to the above information on business segments, the following amounts represent geographical information for the manufacturing and sales segment of the Company. Manufacturing and sales offices are operated in each of these geographical regions.

	Americas		Europe		Other		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
External sales	204,927	199,296	57,573	62,423	18,855	16,455	281,355	278,174
Segment assets	129,838	130,627	56,442	56,787	20,099	16,350	206,379	203,764
Capital expenditures	6,615	6,424	2,011	2,781	3,353	1,128	11,979	10,333

Inter-segment transfer pricing is based on cost plus an appropriate margin.

The Company's investment portfolio is comprised of marketable securities, cash and cash equivalents. Investments are held by the Bermudian subsidiary.

12. Research and Development

Research and development expenditures totaled US$3,601,000 in 2005 and US$3,205,000 in 2004. These expenses were included in Cost of Sales.

13. Wages and Employees

Wages and salaries totaled US$74,574,000 and US$74,550,000 for 2005 and 2004, respectively. The average number of employees was 2,856 during 2005 and 2,865 during 2004.

14. Related Parties

In April 2005, Cohere Limited increased its shareholding in Velcro Industries N.V. to 26,283,133 shares, which represents approximately 87.5% of the outstanding shares. Cohere Limited is a company incorporated in the British Virgin Islands. One of the directors of the Company is also a director of Cohere Limited.

15. Minority Interest

During the second quarter of 2004, the Chinese government approved the Company's purchase of the 10.5% minority interest in its subsidiary, Zhangjiagang Velcro Fastening Systems Co., Ltd. The purchase price for the minority interest was US$330,000. The difference between the purchase price and the fair value of the minority interest was recorded as income during the period.

During the fourth quarter of 2004, Zhangjiagang Velcro Fastening Systems Co., Ltd. changed its name to Velcro (China) Fastening Systems Company Limited.

16. Litigation

Certain subsidiaries are plaintiffs and defendants in actions involving various matters, the outcomes of which in management's opinion will not have a material effect on the financial condition of the Company.

17. Subsequent Event

Subsequent to September 30, 2005, certain subsidiary companies resolved three lawsuits which the subsidiary companies had brought against certain parties alleging patent infringement and/or trade secret misappropriation. The agreement to resolve these lawsuits includes limited use by the defendants of the technology at issue. Pursuant to the agreement, a subsidiary company will be paid an aggregate of $4 million in three equal annual installments, the first of which was received subsequent to September 30, 2005.

18. Declared Dividends

On November 17, 2005, the Board of Directors declared a dividend of US$0.30 per common share payable on February 10, 2006 to shareholders of record as of January 10, 2006.

Issued by the Board of Directors on November 17, 2005:

Colin R. Beaven
Dominique Burnier
Edward J.S. Cripps
Robert W.H. Cripps
Wil de Hollander
Derek R Gray
A. John Holton
Rodney C. Howkins
Pauwla van Sambeek-Ronde

INDEPENDENT AUDITORS' REPORT

Introduction

We have audited the accompanying consolidated balance sheet of Velcro Industries N.V. and its subsidiaries ("the Company") as of September 30, 2005 and the related consolidated statements of income, changes in equity and cash flows, for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Company as of September 30, 2005 and the results of its operations and its cash flows for the year then ended, in accordance with International Financial Reporting Standards.

Amstelveen, November 17, 2005

KPMG Accountants N.V.

FIVE YEAR
FINANCIAL HIGHLIGHTS

VELCRO INDUSTRIES N.V. AND SUBSIDIARY COMPANIES

Year Ended September 30 (in US$'000)	2005	2004	2003	2002	2001
Sales *	281,355	278,174	265,532	256,432	257,256
Operating Earnings	27,677	29,875	34,080	34,244	27,652
Royalties and Other Income	486	478	402	483	640
Interest Expense	(386)	(755)	(1,367)	(2,134)	(3,487)
Investment Income	9,940	9,930	2,448	1,972	7,327
Earnings before Income Taxes	37,717	39,528	35,563	34,565	32,132
Income Tax Expense	10,463	11,984	12,350	12,320	9,055
Income (Losses) Applicable to Minority Shareholders	-	(8)	16	2	52
Net Earnings	27,254	27,552	23,197	22,243	23,025
Average Number of Shares Outstanding	30,040,490	30,040,490	30,040,490	30,040,490	30,040,490
Earnings Per Share	.91	.92	.77	.74	.77
Annual Dividend per Share (in US$1)	.30	.30	.30	.15	.26

* The prior years' sales amounts reflect the reclassification of freight costs in accordance with IFRS interpretations.

2005 TRADING ACTIVITY

OCTOBER 1, 2004 THROUGH SEPTEMBER 30, 2005

VELCRO INDUSTRIES N.V.

	High	Low	Close
NASDAQ Stock Market Common Shares	US$15.44	US$11.37	US$13.40

DIRECTORS, OFFICERS AND COMPANIES

VELCRO INDUSTRIES N.V.
Curaçao, Netherlands Antilles

Directors

Colin R. Beaven

Dominique Burnier

* Edward J. S. Cripps

* Robert W. H. Cripps

* Wil de Hollander

Derek R Gray

* A. John Holton

* Rodney C. Howkins

Pauwla van Sambeek-Ronde

Officers

Robert W. H. Cripps
Chairman

A. John Holton
Deputy Chairman and
Chief Executive Officer

Peter A. Pelletier
Secretary and Treasurer

Pauwla van Sambeek-Ronde
Joint Secretary

* Member of the Executive Committee
# Member of the Audit Committee

TRANSFER AGENTS AND REGISTRAR

Computershare Investor Services Inc.
Montreal, Canada

Mellon Investor Services, LLC
Ridgefield Park, NJ, USA

SUBSIDIARIES (All Wholly Owned)

ASIA AND AUSTRALIA

VELCRO HONG KONG LIMITED
Hong Kong

Raymond To
General Manager

VELCRO AUSTRALIA PTY. LTD.
Melbourne, Australia

Peter A. Batten
General Manager

VELCRO (CHINA) FASTENING SYSTEMS COMPANY LIMITED
Jiangsu, China

Raymond To
Chairman

EUROPE

VELCRO EUROPE S.A.
Argentona, Spain

Richard Brown
Director

VELCRO INDUSTRIES FRANCE S.A.
Paris, France

Richard Brown
President

VELCRO GMBH
Stuttgart, Germany

Knut Ofen
Sales Manager

VELCRO ITALIA S.R.L.
Arcore, Italy

Vincenzo Ricci
Sales Manager

VELCRO LTD.
Middlewich, United Kingdom

Roman Geletkanycz
General Manager - Operations

VELCRO HOLDINGS B.V.
Amsterdam, The Netherlands

Nathalie Peters
Managing Director

SUBSIDIARIES
(continued)

NORTH AND SOUTH AMERICA

VELCRO USA INC.
Manchester, NH, USA

Wil de Hollander
President

VELCRO CANADA INC.
Toronto, Canada

Patrick D. Todkill
President

VELCROMEX, S.A. DE C.V.
Agua Prieta, Mexico

Oscar Elias
Director of Operations

VELCRO FINANCE LIMITED
Hamilton, Bermuda

VELCRO GROUP CORPORATION
Manchester, NH, USA

Wil de Hollander
President

VELCRO DE MEXICO, S.A. DE C.V.
Naucalpan, Mexico

Marie E. Colby
President

VELCRO INDUSTRIES B.V.
Curaçao, Netherlands Antilles

Pauwla van Sambeek-Ronde
Managing Director

VELCRO PROPERTIES N.V.
Curaçao, Netherlands Antilles

Pauwla van Sambeek-Ronde
Managing Director

VELCRO INDUSTRIES N.V.
Notice of Meeting of Shareholders

2006 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2006 Annual General Meeting of Velcro Industries N.V. will be held at the Holland House Beach Hotel, Front Street 43, Philipsburg, St. Maarten, Netherlands Antilles on Tuesday, February 7, 2006 at 9:00 a.m.

The agenda for the Annual General Meeting is as follows:

1. To adopt the Report of Management on the business activities and the conducted administration during the past fiscal year ended September 30, 2005.
2. To approve the Balance Sheet and Statement of Income with the notes thereto.
3. To approve the payment of dividends of $0.30 per share on January 6, 2005 and February 10, 2006.
4. To elect Directors and determine their remuneration.
5. To appoint Auditors and determine their remuneration.
6. To appoint the General Proxy-holder in the Netherlands Antilles.
7. To Amend the Articles of Incorporation.
8. To conduct any other business that may properly be brought before this Annual General Meeting.

Only shareholders of record at the close of business on January 5, 2006 shall be entitled to vote at the Meeting and any adjournment thereof.

NOTE: Copies of the Report of Management and Accounts are circulated with this notice. The names of persons nominated by the Board of Directors for election as Directors are set out in the accompanying Information Circular.

December 6, 2005

VELCRO INDUSTRIES N.V.
Peter A. Pelletier
Secretary

If you are unable to be present at the Annual General Meeting referred to above, please sign the accompanying form of proxy and return it in the enclosed envelope so as to be received by February 3, 2006.

VELCRO INDUSTRIES N.V.
2006 ANNUAL GENERAL MEETING

INFORMATION CIRCULAR AND PROXY STATEMENT

This Information Circular and Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Velcro Industries N.V. (the "Company") of proxies to be voted at the 2006 Annual General Meeting of Shareholders of the Company to be held on Tuesday, the 7th of February, 2006, at the time and place and for the purposes set forth in the accompanying notice of the Meeting. There is enclosed herewith a form of proxy for use at such Meeting.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxies

The persons named in the enclosed proxy form are not officers or employees of the Company, but are representatives of Computershare Investor Services Inc., Montreal, Canada, the Company's Transfer Agent and Registrar. EACH SHAREHOLDER IS ENTITLED TO APPOINT A PERSON TO REPRESENT HIM AT THE MEETING OTHER THAN THE INDIVIDUALS NAMED IN THE FORM OF PROXY ENCLOSED. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED THEREIN OR BY COMPLETING ANOTHER PROPER FORM OF PROXY FOR USE AT SUCH MEETING. In either case, such completed form of proxy should be mailed forthwith in the enclosed return envelope provided for the purpose to Velcro Industries N.V., c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, ON M5J 2Y1, Canada, for delivery on or before February 3, 2006.

Revocation of Proxies

A shareholder giving a proxy pursuant to this solicitation may revoke any such proxy by instrument in writing executed by the shareholder, by his attorney authorized in writing, or, if the shareholder is a corporation, under its corporate seal and by a duly authorized officer or attorney thereof, and deposited either at the head office of the Company c/o Computershare Investor Services Inc. at the address given under the heading "Appointment of Proxies" at any time up to and including Friday, February 3, 2006 or with the Chairman of the Meeting on the day of the Meeting.

Exercise of Discretion of Proxies

The individuals named in the form of proxy will vote the shares in respect of which they are appointed in accordance with the directions of each shareholder appointing them. In the absence of such directions, such shares will be voted for adoption of the Report of Management and Accounts, approval of the payment of dividends, the election of Directors, the appointments of Auditors and the General Proxy-holder and the amendments to the Articles of Incorporation as set forth under those headings in this Information Circular and Proxy Statement.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of the Meeting and with respect to such other matters as may properly come before the Meeting. At the time of printing this Information Circular and Proxy Statement, the Board of Directors of the Company knows of no such amendments, variations, or other matters to come before the Meeting, except as set forth herein.

VOTING SHARES

As of December 6, 2005 the Company had outstanding 30,040,490 common shares with a par value of one Canadian dollar per share, being the only class of securities of the Company entitled to vote at the Meeting, each share being entitled to one vote. Only shareholders of record at the close of business on January 5, 2006, will be entitled to vote at the Meeting and any adjournment thereof

The Company shares are traded on the NASDAQ Stock Market in the United States. At the time of printing this Circular the following insider interests, other than those of persons nominated for election as Directors, details of which are given later in this circular, were noted on the Company's share register.

Cohere Limited (a holding of more than 10%)	26,283,133 shares
Peter A. Pelletier	10 shares

2006 ANNUAL GENERAL MEETING

There is enclosed with this Information Circular the Annual Report of Management and the Consolidated Financial Statements with Auditors' Report thereon for the year ended September 30, 2005.

Report of Management and Financial Statements

The laws of the Netherlands Antilles require Management of the Company to make a report to shareholders and to present the accounts of the Company, as approved by the Board of Directors, to the General Meeting of Shareholders. All financial statements are available to shareholders at the office of the Company. Approval of the Management Report and the Financial Statements at the Meeting will discharge the Board of Directors in respect of their activities for the year ended September 30, 2005.

The persons named in the proxy intend to vote at the Meeting for the adoption of the Report of Management and the approval of the Financial Statements.

Payment of Dividends

The persons named in the enclosed form of proxy intend to vote at the meeting for approval of the payment of dividends in the year ended September 30, 2005 totaling $0.30 per share and the payment of dividends on February 10, 2006 totaling $0.30 per share.

Election of Directors

The Articles of Incorporation of the Company provide that the Board of Directors shall consist of nine persons subject to the right of any Annual General Meeting to fix the number of Directors, which shall not be less than five nor more than twelve. The persons named in the enclosed form of proxy intend to vote for the election of nine persons whose names and other information are set forth below. The Board of Directors does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each Director elected will hold office until the next Annual General Meeting and until his successor is duly elected, unless his office is earlier vacated in accordance with the Articles.

Name	Nationality	Position with Company or principal occupation	Director since	Beneficially held directly or indirectly	Shares under control not beneficially held
Colin R. Beaven	New Zealand	Attorney at Law	2003	nil	nil
Dominique Burnier	Swiss	Burnier & Cie S.A.	2000	nil	nil
Edward J.S. Cripps	British	Director, Pianoforte Supplies Limited	1986	nil	nil
Robert W.H. Cripps	British	Chairman, Velcro Industries N.V.; Director, Chartwell Industries Limited	1983	nil	see footnote
Wil de Hollander	Dutch	President, Velcro Group Corporation	2005	nil	nil
Derek R Gray	British	President, S G Associates Limited	1974	nil	nil
A. John Holton	U.S.	Deputy Chairman and Chief Executive Officer, Velcro Industries N.V.	1980	nil	nil
Rodney C. Howkins	British	Director, Pianoforte Supplies Limited	1994	nil	nil
Pauwla van Sambeek-Ronde	Dutch	Netherlands Antilles Legal Counsel	1997	nil	nil

Note: Mr. R. W. H. Cripps is a Director of Cohere Limited which holds as an investment 26,283,133 shares.

The persons named in the enclosed form of proxy intend to vote for the remuneration of Directors to be paid at the rate of $24,000 per annum plus a fee of $1,500 per day for attendance on the Company's business or on any subsidiary Company business. Those Directors who or whose firms provide professional services will receive remuneration for such services in accordance with their usual charges in addition to fees as Director. Those Directors who serve as Chairman, Deputy Chairman, Vice Chairman or Chairman of a Committee will receive the appropriate remuneration for their duties. Persons employed by the Company or its subsidiaries in an executive capacity on a full time basis will also receive appropriate remuneration.

Appointment of Auditors

The persons named in the enclosed form of proxy intend to vote at the Annual General Meeting for the appointment of KPMG Accountants N.V., Amstelveen, Netherlands, as auditors of the Company to hold office until the close of the next Annual General Meeting and to authorize the Board of Directors to set their remuneration.

Appointment of the General Proxy-holder

The persons named in the enclosed form of proxy intend to vote at the Annual General Meeting for the appointment of Tarma Trust Management N.V., Curacao, Netherlands Antilles, as the general proxy-holder of the Company.

Amendments to Articles of Incorporation

Please see the inserted pages with the information relating to proposed amendments to the Articles of Incorporation.

The persons named in the enclosed form of proxy intend to vote at the Annual General Meeting for the approval of these proposed amendments to the Articles of Incorporation.

Director Independence

Since the Company's common stock is not registered under the U.S. Securities Exchange Act of 1934, as amended, the Company is not required to comply with NASDAQ standards regarding independence of Directors. However, the Board of Directors has determined that a majority of the Directors are independent directors, as defined in current NASDAQ rules, and the Audit Committee members are independent, as defined in the current NASDAQ rules relating to independence of Audit Committee members.

General

The Board of Directors has no present knowledge that any business other than that referred to above will be presented at the Annual General Meeting. However, if any matters properly come before such Meeting, it is the intention of the persons named in the proxies to vote the proxies in accordance with their judgment on such matters.

REPORT OF THE AUDIT COMMITTEE

Management is responsible for the Company's internal controls and its financial reporting. The independent auditors are responsible for performing an audit of the Company's financial statements in accordance with international standards on auditing and for expressing an opinion on those financial statements based on their audit. The Audit Committee reviews these processes on behalf of the Board of Directors. In such context, the Committee has reviewed and discussed the audited financial statements contained in the 2005 Annual Report with the Company's management and with its independent auditors.

Based on the review and discussions referred to above, the Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report for the year ended September 30, 2005.

This report has been agreed by the Audit Committee, the members of which are: Colin R. Beaven, Chairman, Dominique Burnier and Pauwla van Sambeek-Ronde.

VELCRO INDUSTRIES N.V.
Peter A. Pelletier
Secretary

December 6, 2005

Amendments to the Articles of Incorporation

As reported at the 2005 Annual General Meeting, Velcro Industries N.V. has undertaken a comprehensive review of its Articles of Incorporation as a consequence of recent changes in Netherlands Antilles corporate laws. Based on this review, the Board of Directors has approved and proposed for submission to shareholders amendments to the Company's Articles of Incorporation, as amended prior.

The following is a summary of the significant changes between these amended Articles of Incorporation and an unofficial English translation of the existing Articles of Incorporation:

A. The amended Articles of Incorporation are expressed in the English language, rather than in the Dutch language.

B. Article IV:
   a. In accordance with the new Netherlands Antilles corporate laws, the concept of authorized capital, and minimum and maximum capital requirements, have been deleted. Accordingly, amended Article IV states that the company is a legal entity with one or more shares, each with a nominal value of one Canadian Dollar.
   b. Also, the requirement that the shareholders must approve any issuance by the Board of Directors of shares which have been authorized, but are not issued and outstanding, in excess of twenty-five thousand (25,000) shares has been deleted.

C. Article VI:
   a. The Company may acquire fully paid up shares in its own capital provided that at least one (1) share continues to be held by others, not by the Company. Previously, twenty percent of the authorized share capital had to be held by others.
   b. The Board of Directors is given the authority to repurchase and cancel shares. Previously, these actions required a shareholders' resolution.

D. Article VIII: A person who holds ninety per cent (90%) or more of the outstanding shares in the capital of the Company may institute a claim against the other shareholders jointly for the transfer of their shares. In accordance with the new Netherlands Antilles corporate laws, if this provision is not added to the Articles, the required percentage would remain at ninety five per cent (95%).

E. Article X:
   a. The Board of Directors is given the authority to appoint the general proxy-holder in the Netherlands Antilles. Previously, this action required a shareholders' resolution.
   b. The term "grossly negligent" has been substituted for the term "derelict" to better specify the standard of performance of duties by officers, directors or representatives for which indemnification by the Company will not be available in connection with any action, suit or proceeding.

F. Article XI: All general meetings of shareholders can be held in the Netherlands Antilles or somewhere else outside of the Netherlands Antilles, as decided by the Board of Directors. Previously, all general meetings of shareholders were required to be held in the Netherlands Antilles.

G. Article XIII: No action may be taken at any general meeting of shareholders unless a quorum consisting of the holders of at least the majority of the outstanding shares are present at such meeting in person or by proxy. Previously, a quorum was defined as at least one/tenth of the outstanding shares.

If a majority of the shareholders approve the proposed Amended Articles of Incorporation, they will become effective only upon the execution of the deed of amendment.

The Board of Directors believes that these Amended Articles of Incorporation are in the best interest of the Company.

Attached is a copy of the Amended Articles of Incorporation, in their entirety.

Amended Articles of Incorporation

NAME AND DOMICILE

Article I

1. The Company bears the name: "**VELCRO INDUSTRIES N.V.**".
2. The Company is established in Curaçao, Netherlands Antilles.

OBJECTS

Article II

1. The objects of the Company are:
   a. to acquire, own, hold, manage and dispose of properties of whatever nature, wherever situated, movable and immovable, corporeal and incorporeal, including (but without limitation thereof) securities;
   b. to obtain income from the disposition or grant of rights to use copyrights, patents, designs, secret processes and formulae, trademarks and other analogous property, from royalties (including rentals) for the use of industrial, commercial or scientific equipment, and from compensation or other consideration received for technical assistance or services; and
   c. to establish, participate in and manage limited liability and other companies or other undertakings or every kind or nature whatsoever.
2. In furtherance of its objects the Company is empowered, in general, to take any and all action of a financial, economic, or other nature, of any kind whatsoever, which is in any way useful or necessary in the attachment of such objects or is in any way connected therewith, such powers including, without limitation, the following powers:
   a. to guarantee the payment of principal, premium, interest or dividends with respect to bonds, debentures, bills of exchange, notes and other evidences of indebtedness, stocks and other securities, and to guarantee the performance of any contract or obligation, entered into by any corporation, partnership, association, trust or any other entity or juristic or natural person whether established or domiciled within or outside the Netherlands Antilles;
   b. to borrow moneys upon the issuance of its bonds, debentures, notes or other obligations and to give security therefor; and
   c. to place in trust all or any of its properties, including securities.

DURATION

Article III

The Company is established for an indefinite period of time.

CAPITAL AND SHARES

Article IV

The Company is a legal entity with one or more shares, each with a nominal value of one Canadian Dollar (CDN$ 1,--).

Article V

No holder of shares of the Company shall have as such shareholder any preferential or preemptive right to purchase or subscribe for any shares or any options, warrants, or rights to purchase shares or any securities convertible into or exchangeable for shares which the Company may issue or sell.

Article VI

1. The Company may acquire for its own account for a valid consideration fully paid up shares in its own capital provided that at least one (1) share continues to be held by others, not by the Company.
2. The authority to acquire the shares referred to in the preceding paragraph shall rest with the Board of Directors.
3. No such acquisition shall be made if the Company's equity is or would, upon giving effect to the payment of the purchase price for such shares, be reduced below the aggregate amount of its nominal capital.
4. So long as the Company holds treasury shares, be this directly or indirectly, the rights attaching thereto shall not be capable of being exercised.
5. The Board of Directors shall have the authority to resolve to cancel the shares held by the Company in its own capital.
6. The Company shall not acquire any voting rights by reason of ownership of shares in its own capital, and in connection with any general meeting of shareholders, shares owned by the Company shall not be counted as outstanding, or as present or represented, for the purpose of determining a quorum or for any other purpose.

Article VII

1. The Board of Directors will maintain or cause to be maintained a register of issued shares.
2. The shares in the capital of the Company shall be issued as registered shares, and may be represented by certificates issued in such form as may be determined by the Board of Directors and signed by two persons designated by the Board of Directors. The Board of Directors may provide that such signatures, or either of them, may be effected in facsimile.
3. The Board of Directors shall determine the conditions under which lost, stolen, mutilated or destroyed certificates shall be replaced, and such determination shall be conclusive.

TRANSFER OF SHARES ——

Article VIII ——

1. Transfer of shares is effected either by serving a deed of transfer upon the Company or by written acknowledgement of the transfer by the corporation or by written acknowledgement of the transfer by the corporation on the understanding that in case a share certificate has been issued, said acknowledgement will be effected by an entry to that effect on said share certificate, which entry will be dated and signed by a person to be designated by the Board of Directors. ——
2. The Board of Directors may determine that in case of transfer of a share, the relevant share certificate, if issued, will be replaced by a new share certificate in the name of the acquirer. ——
3. The Board of Directors may, subject to the stipulations of Section 1 of this Article, make administrative provisions with regard to the transfer of shares. ——
4. A person who, for his own account, holds ninety per cent (90%) or more of the outstanding shares in the capital of the Company may institute a claim against the other shareholders jointly for the transfer of their shares to the claimant pursuant to the provisions of title 7 of book 2 of the Civil Code. The same applies if two or more group companies, which jointly hold the requisite number of shares, jointly institute the claim for the transfer to any one of them. ——

MANAGEMENT ——

Article IX ——

1. The management of all the affairs, property and business of the Company shall be vested in a Board of Directors, who shall have and may exercise all powers except such as a are exclusively conferred upon the shareholders by law or by the Articles of Incorporation of the Company, as from time to time amended. ——
2. With respect to the issuance of shares in the capital of the Company, the Board of Directors may, and the officers of the Company, pursuant to resolution duly adopted by the Board of Directors may, enter into and conclude agreements without the necessity of any action by the general meeting of shareholders: ——
   (a) imposing special obligations upon the Company in connection with the subscription for shares; ——
   (b) concerning the issue of shares on a basis other than that on which participation in the Company is open to the public; or -
   (c) providing for the payment for shares by means other than by legal tender of the Netherlands Antilles. ——
3. The directors shall be elected at the annual general meeting of shareholders. The number of persons constituting the whole Board of Directors shall be nine, provided that if any general meeting of shareholders at any time resolves to fix the number of directors at some other number, which shall be not less than five (5) nor more than twelve (12), or if any annual general meeting elects such other number of directors, the number of persons constituting the whole Board of Directors, shall, until changed at any succeeding general meeting of shareholders, be the number so fixed or elected. At any general meeting of shareholders at which action is taken to increase the number of the whole Board of Directors or to remove a director, or at any subsequent general meeting, the shareholders may fill any vacancy or vacancies created by such action. ——
4. Each director shall be elected to serve until the next annual general meeting of shareholders and until his successor shall be elected and qualify, or until his death, resignation or removal. ——
5. In the event that one or more of the directors is prevented from or is incapable of acting as a director, the remaining directors (or the remaining director, if there should be only one) may appoint one or more persons to fill the vacancy or vacancies thereby created on the Board of Directors until the next general meeting of shareholders, provided that if at any time the number of directors then in office shall be reduced to less than a majority of the number constituting the whole Board of Directors, the remaining directors or director shall forthwith call a general meeting of shareholders for the purpose of filling the vacancies in the Board of Directors, and provided further that in the event that all of the directors are prevented from or are incapable of acting as directors, the Company shall be temporarily managed by any person or persons previously appointed by the Board of Directors so to act, who shall forthwith call a general meeting of shareholders for the purpose of electing a Board of Directors. If no such general meeting of shareholders shall be called, and if no such person shall have been appointed, any person or persons holding in the aggregate at least five percent (5%) of the outstanding shares in the capital of the Company may call a general meeting of shareholders for the purpose of electing a Board of Directors. ——
6. Directors need not be Netherlands citizens or residents of the Netherlands Antilles or shareholders of the Company. A majority of the whole Board of Directors shall constitute a quorum for the conduct of any business and the action of the majority of the directors present in person, or by proxy as hereinafter provided, at a meeting at which a quorum is so present, shall constitute the action of the Board of Directors. Meetings of the Board of Directors may be held within or outside of the Netherlands Antilles. ——
7. When action by the Board of Directors is required or permitted to be taken, action at a meeting may be dispensed with if all the directors shall consent in writing to such action taken or being taken. Directors may by written instrument or electronic mail appoint a proxy to act at any meeting of the Board of Directors, such proxy to be restricted, however, to the particular meeting specified therein. Such proxy must be another director of the Company, provided, however, that at any meeting of the Board of Directors a director may not act as proxy for more than one director. The Board of Directors may adopt such rules and regulations as it may deem appropriate with respect to notice and the holding of meetings and otherwise with respect to the conduct of its affairs. —

Article X ——

1. The Company shall be represented at law and otherwise, and shall be bound with respect to third parties: ——
   (a) By that director who has been appointed by the Board of Directors as its Chairman, or ——

(b) By persons, who may or may not be directors, authorized by the Board of Directors to represent the Company, who shall have the following titles and occupy the following offices:

(i) President

(ii) One or more Vice Presidents

(iii) Secretary

(c) by that person, resident in the Island of Curacao, appointed as general proxy-holder by the Board of Directors.

The Board of Directors may also from time to time authorize other persons, who may or may not be directors, to represent the Company, who shall have such titles and occupy such additional offices as the Board of Directors may determine.

2. The general meeting of shareholders may grant specific authority to the President or any number of the Board of Directors to represent the Company with respect to any particular matter as specified by such general meeting.

3. The President shall be the chief executive officer of the Company, and the persons holding the above-mentioned offices or any other offices which the Board of Directors may from time to time authorize as herein provided, shall, respectively, have such power and authority as the Board of Directors may from time to time grant to the holders of the offices held by them.

4. The Board of Directors may grant general or specific authority to additional agents or to committees, giving such agents or committees such general or limited powers or duties as it may deem appropriate.

5. The Board of Directors shall adopt such rules and regulations, and may adopt such resolutions, as it may deem appropriate for the conduct of the affairs and the management of the Company, including rules and regulations and resolutions setting forth the specific powers and duties of the holders of the abovementioned offices and other persons authorized by the Board of Directors to represent the Company.

6. a. The directors shall receive such remuneration as the shareholders in general meeting may from time to time prescribe.

b. The holders of the above-mentioned offices including any directors appointed to such office and other persons authorized by the Board of Directors to represent the Company shall receive such compensation as the Board of Directors may from time to time prescribe.

7. Each director, each holder of the abovementioned offices and each other person authorized by the Board of Directors or by the general meeting of shareholders to represent the Company, and his heirs, successors and administrators, shall be indemnified by the Company against all expenses, except as stated below, reasonably incurred by him in connection with any action, suit or proceeding to which he shall be made a party, or with which he shall be threatened by reason of his being or having been a director, officer or representative of the Company, whether or not he continues to be a director, officer or representative of the Company at the time of incurring such expenses. The expenses covered by the foregoing indemnity shall not include any (a) expenses incurred in connection with any matters as to which such director, officer, or representative of the Company shall be adjudged in such action, suit or proceeding, without such judgment being reversed, to be liable by reason of his having been grossly negligent in the performance of his duties as such director, officer or representative, or (b) amounts paid by such director, officer or representative of the Company in settlement of such action, suit or proceeding, or (c) expenses incurred in connection with any matters which shall have been the subject of such action, suit or proceeding disposed of otherwise than by adjudication on the merits, unless, in relation to such matters, such director, officer or representative of the Company was not grossly negligent in the performance of his duties as above specified.

As to whether or not a director, officer, or representative of the Company was grossly negligent in relation to such matters, the Board of Directors and each director, officer or representative of the Company may conclusively rely upon an opinion as to both law and facts by legal counsel selected by or in the manner designated by the Board of Directors.

The charges of any such legal counsel shall be paid by the Company.

The foregoing right of indemnification shall be in addition to any rights to which any director, officer or representative of the Company may otherwise be entitled.

MEETINGS OF SHAREHOLDERS

Article XI

1. All general meetings of shareholders can be held in Curaçao, Aruba, Bonaire, Sint Maarten, Sint Eustatius, Saba or somewhere else outside the Netherlands Antilles as decided by the Board of Directors.

2. The annual general meeting of shareholders shall be held on a date determined from year to year by the Board of Directors within the period permitted by the laws of the Netherlands Antilles, for the purpose of electing directors, reporting on the course of business during the preceding financial year and for any other purposes required by laws, and for such additional purposes as may be specified in the notice of such meeting.

3. If the annual general meeting of shareholders shall not be held on the day above designated, the Board of Directors shall call a special general meeting of shareholders to be held in place thereof, to be held within nine months after the end of the preceding fiscal year, at which the abovementioned matters shall be dealt with, and any business transacted or elections held at said special meeting shall have the same effect as if transacted or held at the annual general meeting.

4. Special general meetings of shareholders may be called at any time by the Chairman or the Board of Directors, or by one or more holders of shares representing the aggregate of at least one/tenth of the shares in the capital of the Company then outstanding.

5. Notice of meetings of shareholders, whether annual general meetings or special general meetings, stating the time and place of the meeting, shall be given to the shareholders not less than twenty (20) days prior to the date of the meeting in question by mailing written notice to each shareholder at the address thereof appearing in the share register.
6. All notices of general meetings of shareholders shall state the matters to be considered at the meeting.

Article XII

1. Every shareholder has the right to attend any general meeting of shareholders in person or by proxy, and to address the meeting and vote.
2. For the purpose of determining shareholders entitled to notice of or to vote at any general meeting of shareholders, or entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors of the Company may provide that the share transfer books shall be closed for a stated period but not to exceed, in any case, fifty (50) days. If the share transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a general meeting of shareholders, such books shall be closed for at least ten (10) days immediately preceding such meeting. In lieu of closing the share transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than fifty (50) days and in case of a general meeting of shareholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of shareholders is to be taken. If the share transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a general meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividends is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any general meeting of shareholders has been made as herein provided, such determination shall apply to any adjournment thereof except where the determination has been made through the closing of share transfer books and the stated period of closing has expired.
3. Each shareholder shall be entitled to one vote for each share held by him.

Article XIII

1. Except as otherwise provided herein, no action may be taken at any general meeting of shareholders unless a quorum consisting of the holders of at least the majority of the outstanding shares in the capital of the Company are present at such meeting in person or by proxy.
2. If a quorum is not present in person or by proxy at any general meeting of shareholders, a second general meeting shall be called in the same manner as such original meeting of shareholders, to be held within two months, at which second meeting, regardless of the number of shares represented (but subject to the provisions of Articles XVI, XVII and XIX) valid resolutions may be adopted with respect to any matter stated in the notice of the original meeting and also in the notice of such second meeting or which by law is required to be brought before the shareholders despite the absence of a quorum.
3. Subject to the provisions of Articles XVI, XVII and XIX a majority of the votes cast shall be necessary to adopt any resolution at any general meeting of shareholders.
4. The Board of Directors shall from time to time appoint a person to preside at general meetings of shareholders.
5. At any general meeting of shareholders, a shareholder may vote upon all matters before the meeting, even if the decision to be taken would grant him, in a capacity other than as a shareholder, any right against the Company or would in such other capacity relieve him of any obligation to the Company.

DISTRIBUTION OF PROFITS

Article XIV

1. Dividends on the shares of the Company may be distributed by the Board of Directors, either in cash, property or in shares in the capital of the Company, out of the profits of the current or preceding year or years then available for distribution. To the extent that profits of any year which are available for distribution shall not be distributed, they shall be carried forward and, unless extinguished as the result of subsequent operations or otherwise applied by the Board of Directors, shall be available for distribution in any subsequent year or years.
2. If, as appears from the approved profit and loss statement, a loss has been suffered which cannot be covered by a reserve or which cannot be extinguished through the application of undistributed profits from previous years or otherwise, no distribution of profits shall be effected in subsequent years so long as such loss has not been made good.
3. The distribution of dividends with respect to any fiscal year shall be subject to the approval of the shareholders at the annual general meeting to which is submitted the balance sheet and profit and loss account for such fiscal year, provided, however, that the Board of Directors may at any time resolve to distribute one or more interim dividends as an advance payment of the dividend expected to be approved by the shareholders at the annual general meeting.

FISCAL YEAR

Article XV

1. The fiscal year of the Company shall be the year ending on the thirtieth day of September, or such other date as the Board of Directors may determine.

DISPOSITION OF ASSETS

Article XVI

1. Notwithstanding any provisions of Article XIII, any sale or other disposition of all or substantially all of the assets of the company, whether for cash, property, securities of another company, or for any other consideration, shall be made only pursuant to a resolution duly adopted at a general meeting of shareholders by the holder or holders of at least a majority of the shares of the Company at the time outstanding and entitled to vote, the notice of which meeting shall have specified the terms of such proposed sale or other disposition.

DISSOLUTION

Article XVII

1. Notwithstanding any provision of Article XIII, any resolution providing for the dissolution, liquidation or winding up of the Company shall be valid only if duly adopted at a general meeting of shareholders by the holder or holders of at least a majority of the shares of the Company at the time outstanding and entitled to vote, the notice of which meeting shall have specified the nature of any such resolution to be voted upon at such meeting.

ACTION BY SHAREHOLDERS WITHOUT MEETING

Article XVIII

1. Notwithstanding any provision of Article XIII, XVI, XVII or XIX, any action which by law or by these Articles of Incorporation is required or permitted to be taken at a general meeting of shareholders may be taken without a meeting if taken by the written consent of the holder or holders of at least the majority of the shares of the Company outstanding and entitled to vote. Each shareholder may evidence his consent by separate instrument which may be executed by himself or on his behalf by a duly appointed proxy. Written notice of any action proposed to be taken under this Article XVIII shall be mailed to each shareholder at his address appearing in the share register, such notice to designate the date on or before which such written consent must be received by the Secretary of the Company in order to be counted. Any shareholder may revoke his consent by instrument received by the Secretary of the Company on or before the date so designated, or before written consents from the holders of the majority of the shares outstanding and entitled to vote have been received by the Secretary of the Company, whichever first occurs, and not thereafter.
2. For the purpose of determining who is a holder of a share outstanding and entitled to vote as referred to in Section 1 of this Article XVIII, and who is consequently entitled to notice and to give written consent to any action proposed to be taken under this Article XVIII, the Board of Directors of the Company may provide that the share transfer books shall be closed for a stated period not to exceed fifty (50) days. Such books shall be closed for at least ten (10) days immediately preceding the date on or before which written consents must be received by the Secretary of the Company in order to be counted. In lieu of closing the share transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date to be not more than fifty (50) days nor less than ten (10) days prior to the date on or before which written consents must be received by the Secretary of the Company in order to be counted. If the share transfer books are not closed and no record date is fixed for the determination of shareholders, the date on which notice of the action proposed to be taken hereunder is mailed shall be the record date for such determination of shareholders.

AMENDMENTS

Article XIX

Notwithstanding any provision of Article XIII, these Articles of Incorporation may be amended only pursuant to a resolution duly adopted at a general meeting of shareholders by the holder or holders of at least a majority of the shares of the Company at the time outstanding and entitled to vote, the notice of which meeting shall have set forth the exact text of the proposed amendment or amendments or shall have stated that a copy of such text has been deposited at the office of the company in Curaçao, Netherlands Antilles for inspection by the shareholders of the Company and will remain available for inspection until the conclusion of said meeting.